SUBURBAN PROPANE PARTNERS, L.P.
                               One Suburban Plaza
                                240 Route 10 West
                         Whippany, New Jersey 07981-0206


                                 April 11, 2003


Mr. Steven G. Hearne
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


                     Re:       Suburban Propane Partners, L.P.
                               Registration Statement on Form S-3
                               File No. 333-104415
                               ----------------------------------

Dear Mr. Hearne:

           Pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into Suburban Propane Partners, L.P.'s Registration Statement on Form S-3 (File No. 333-104415) previously filed with the Securities and Exchange Commission:

           "The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

           If you have any questions concerning this letter, please do not hesitate to contact me at (973) 503-9987.



                               Sincerely,


                               SUBURBAN PROPANE PARTNERS, L.P.

                               By: /s/ Janice G. Meola
                                   --------------------------------------
                                   Name: Janice G. Meola
                                   Title: General Counsel and Secretary,
                                          Suburban Propane Partners, L.P.